EXHIBIT 99.1

Golar Acquires All Outstanding Minority Interests in the FLNG Hilli

Golar LNG Limited ("Golar" or "the Company") is pleased to announce that the company has acquired Seatrium’s and Black & Veatch’s minority ownership interests in the FLNG Hilli. The acquisitions comprise all third-party interests in the asset, including a total of 5.45% common units, 10.9% Series A shares and 10.9% Series B shares. The transaction is equivalent to ~8% of the full FLNG capacity. The total consideration for the acquisitions is $90.2 million, of which $59.9m is in equity and $30.3 million is a pro-rata share in the existing FLNG Hilli debt facility. The full economic interest of the increased ownership in FLNG Hilli will be effective from 1st of January 2025.

The FLNG Hilli is currently contracted to Perenco in Cameroon, until contract expiry in July 2026. The asset is then intended to relocate to Argentina to start a 20-year contract for Southern Energy, a consortium of leading natural gas producers in Argentina. The Southern Energy contract remains subject to defined conditions precedent, including an export license, environmental assessment and Final Investment Decision by Southern Energy.

Since her contract start-up in 2018 the FLNG Hilli has demonstrated market leading operational uptime for FLNGs globally. The asset has delivered 124 LNG cargoes and offloaded more than 8.5 million tons of LNG.

In addition, Seatrium and Golar have agreed to resolve other remaining open items, resulting in a $7 million payment by Golar to Seatrium in relation to a Hilli Train 3 utilization bonus and settlement of historical work related to former Golar owned LNGC, the Golar Gandria. Following these resolutions there are no outstanding contractual arrangements between Seatrium and Golar related to existing assets.

Golar CEO Karl-Fredrik Staubo commented: “Golar is pleased to take full ownership of FLNG Hilli. The increased ownership will give immediate cash flow accretion and is expected to add approximately $0.5bn of Adjusted EBITDA backlog1. We would like to thank our long-term partners Seatrium and Black &Veatch as co-investors and we look forward to continue to work with both organizations in our ongoing and future FLNG growth ambitions.”

  Adjusted EBITDA backlog: This is a non-U.S. GAAP financial measure. In the context of this press release it represents the Seatrium and Black & Veatch share of FLNG Hilli’s estimated contracted fee income for the assets current contract together with a future contract that is subject to a Final Investment Decision, less forecast operating expenses for these contracts. Adjusted EBITDA backlog should not be considered as an alternative to net income/(loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
December 24, 2024

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act